Exhibit 99.1

Amsterdam, 12 January 2022

Just Eat Takeaway.com Q4 2021 Trading Update

Just Eat Takeaway.com grew 33% to 1.1 billion orders in 2021, worth €28.2 billion1 while rapidly improving profitability

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company” or together with its group companies, “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby issues a trading update for the fourth quarter of 2021.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “Following the merger of Just Eat and Takeaway.com nearly two years ago, we made significant investments to grow our leadership positions and the Company is now six times bigger in terms of orders. On the back of this success, we have markedly improved our adjusted EBITDA throughout the second half of 2021, and we will make further improvements this year. Meanwhile, we expect our market positions to strengthen further, driven by our superior network effects.”

New segmentation	Fourth quarter[1]				Full Year[1]
(in millions)	2021	2020	Growth	Constant currency	2021	2020	Growth	Constant currency
Orders[2]
North America	91.6	86.1	6%		373.9	314.0	19%
Northern Europe	77.2	65.9	17%		295.9	219.2	35%
UK & Ireland	72.9	59.4	23%		288.8	190.1	52%
Southern Europe & ANZ	32.0	29.0	11%		127.7	92.7	38%
Total Orders	273.7	240.4	14%		1,086.4	816.0	33%

Delivery Orders
North America	70.9	60.0	18%		281.2	209.2	34%
Northern Europe	7.0	5.6	25%		28.7	16.7	72%
UK & Ireland	29.1	14.5	100%		113.5	27.9	306%
Southern Europe & ANZ	12.0	10.2	17%		50.9	26.2	94%
Total Delivery Orders	118.9	90.3	32%		474.3	280.0	69%

GTV[3] (in billions €)
North America	2.9	2.6	11%	6%	11.5	9.8	17%	19%
Northern Europe	1.9	1.6	20%	20%	7.2	5.0	42%	43%
UK & Ireland	1.7	1.4	27%	19%	6.6	4.5	47%	42%
Southern Europe & ANZ	0.7	0.6	10%	7%	2.8	2.1	38%	35%
Total GTV	7.3	6.2	17%	13%	28.2	21.4	31%	31%

[1] The Grubhub business was consolidated from 15 June 2021 and the Just Eat business was consolidated from 15 April 2020 on an IFRS basis. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information on a combined basis. Figures may not add up due to rounding

[2] Total Orders represent Marketplace Orders and Delivery Orders
[3] Gross Transaction Value (GTV) represents the total value of Orders placed on our platform, including taxes, tips and any applicable consumer fees
•

In the full year 2021, Just Eat Takeaway.com processed 1.1 billion Orders¹, representing a 33% increase compared with 2020. The Company processed 274 million orders in the fourth quarter of 2021, representing a 14% increase compared with the same period of 2020.

•

Gross Transaction Value (GTV¹) was €28.2 billion for the full year of 2021, representing an increase of 31% compared with 2020. GTV¹ amounted to €7.3 billion in the fourth quarter of 2021, up 17% compared with the same period of 2020.

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The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full year period. These numbers are unaudited.

•

The adjusted EBITDA margin¹ improved substantially in the fourth quarter of 2021, and as a result the adjusted EBITDA margin¹ for the full year of 2021 is expected to be at the midpoint of the guided range of minus 1% and minus 1.5% of GTV.

•

The Company achieved both the GTV¹ and adjusted EBITDA margin targets. GTV¹ was €28.2 billion, within the expected range of €28 to €30 billion. The adjusted EBITDA margin¹ for the full year 2021 is expected to be at the midpoint of the guided range. The full year order growth, excluding Grubhub, was more than 40% year-on-year, versus the targeted 45%, despite the dampening effect of restaurants reopening.

•

The Company announced several on-demand grocery delivery partnerships, building on its extensive Delivery network, amongst others with Asda and One Stop in the UK. In Canada, a dark store model through Skip Express Lane is rolled out nationally, reaching 70% of Skip’s consumer base by year-end.

•

The UK & Ireland was the fastest growing segment for both the quarter and the year, while significantly improving adjusted EBITDA. The Company will continue to invest heavily, especially in its London network, while it expects to further improve profitability in 2022.

•

In North America, Grubhub continued to make good progress increasing restaurant selection for diners, most notably in New York, and drove meaningful expansion of GH+ users. A recently launched partnership with Instacart and a Grubhub branded convenience pilot (Grubhub Goods) with 7-Eleven further extends Grubhub’s proposition to drive growth. The Company remains in discussion with several potential strategic partners to strengthen its US position.

•

In Northern Europe, Lieferando added 6.9 million incremental orders in Germany in the fourth quarter of 2021, and 47.5 million incremental orders in 2021, compared with the same period last year. This increased scale led to ongoing profitability improvements.

•

Just Eat Takeaway.com welcomes the EU Commission's proposals to improve conditions for workers and help them access social protections. Since the Company already employs tens of thousands of couriers across the EU, management believes the Company will benefit from this legislation.

•	Management reiterates the following financial targets:
o	GTV¹ to grow by mid-teens percentage points year-on-year in 2022
o	2021 has been the peak year of losses, with 2022 adjusted EBITDA margin improving to the range of minus 0.6% to minus 0.8% of GTV
o	In excess of €30 billion of GTV to be added over the next five years
o	Long term group adjusted EBITDA margin in excess of 5% of GTV
•

As announced at the Capital Markets Day on 21 October 2021, the Company changed its reporting structure to better reflect the Company’s existing organisational and management structure and provide investors with greater clarity on Just Eat Takeaway.com’s underlying business performance across its regions. A reconciliation to the old structure is included in this release.

Old segmentation	Fourth Quarter				Full Year
(in millions)	2021	2020	Growth	Constant currency	2021	2020	Growth	Constant currency
Orders
United Kingdom	68.9	56.0	23%		273.7	179.2	53%
Germany	41.7	34.8	20%		159.7	112.2	42%
Canada	27.8	25.6	9%		112.3	86.1	30%
Netherlands	15.7	14.0	12%		61.6	49.4	25%
Rest of the World	55.9	49.4	13%		217.5	161.1	35%
United States	63.7	60.5	5%		261.6	227.9	15%
Orders	273.7	240.4	14%		1,086.4	816.0	33%

Delivery Orders
United Kingdom	28.4	14.2	100%		111.0	27.2	308%
Germany	3.1	2.4	26%		12.6	7.4	70%
Canada	26.8	24.5	9%		107.8	82.2	31%
Netherlands	1.6	1.3	24%		6.4	3.8	67%
Rest of the World	15.0	12.4	21%		63.1	32.4	95%
United States	44.1	35.5	24%		173.5	127.0	37%
Delivery Orders	118.9	90.3	32%		474.3	280.0	69%

GTV (in billions €)
United Kingdom	1.6	1.3	27%	19%	6.3	4.3	48%	42%
Germany	1.0	0.8	24%	24%	3.9	2.6	51%	51%
Canada	0.7	0.6	18%	10%	2.8	2.1	36%	30%
Netherlands	0.4	0.3	15%	15%	1.6	1.2	32%	32%
Rest of the World	1.3	1.1	13%	11%	4.9	3.6	37%	36%
United States	2.2	2.0	9%	5%	8.7	7.7	12%	16%
GTV	7.3	6.2	17%	13%	28.2	21.4	31%	31%

[1] The Grubhub business was consolidated from 15 June 2021 and the Just Eat business was consolidated from 15 April 2020 on an IFRS basis. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information on a combined basis. Figures may not add up due to rounding

[2] Total Orders represent Marketplace Orders and Delivery Orders
[3] Gross Transaction Value (GTV) represents the total value of Orders placed on our platform, including taxes, tips and any applicable consumer fees

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Joerg Gerbig, COO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The Company has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Slovakia, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink, and Joerg Gerbig will host an analyst and investor conference call to discuss the Q4 2021 trading update at 10:30 am CET on Wednesday 12 January 2022. Members of the investor community can follow the audio webcast on https://www.justeattakeaway.com/investors/results-and-reports/.

Media and wires call

Jitse Groen will host a media and wires call to discuss the Q4 2021 trading update at 8:30 am CET on Wednesday 12 January 2022. Members of the press can join the conference call at +31 20 531 5843.

Additional information on https://justeattakeaway.com

●	Just Eat Takeaway.com Analyst Presentation Q4 2021

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Unaudited figures

All figures in this document are unaudited.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, forward-looking statements, including “forward-looking statements” made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect the Company’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are risks from or uncertainties related to the following: innovation, competition, brand & reputation, acquisitions, global strategic projects, technology reliability & availability, data security & privacy, integration & transformation and social change, legislation & regulation. Additional information concerning key factors that could cause actual results to differ materially from those projected in the forward-looking statements can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the Company’s corporate website, https://justeattakeaway.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS and should be read in conjunction with Just Eat Takeaway.com's financial statements prepared in accordance with IFRS. Just Eat Takeaway.com has provided a reconciliation of those measures to the most directly comparable IFRS measures in Just Eat Takeaway.com's 2020 Annual Report.

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